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EXHIBIT 99.3: FORM OF LETTER TO STOCKHOLDERS.

                             DATA TRANSLATION, INC.
                                100 Locke Drive
                            Marlboro, MA 01752-1192
                                           , 2001

Dear Stockholder:

    Enclosed are the prospectus and other materials relating to the Rights Offering by Data Translation, Inc. ("Data Translation"). Please carefully review the prospectus, which describes how you can participate in the Rights Offering. You will be able to exercise your Subscription Rights to purchase additional shares of Data Translation Common Stock only during a limited period. You will find answers to some frequently asked questions about the Rights Offering beginning on page 2 of the prospectus. You should also refer to the detailed Instructions for Use of Data Translation, Inc. Subscription Certificates, included with this letter. The exercise of Subscription Rights will be irrevocable.

SUMMARY OF THE TERMS OF THE OFFERING.

    - You will receive one non-transferable Subscription Right for each share of
      Data Translation Common Stock you owned on [May   , 2001].

    - You may purchase one share of Common Stock for each Subscription Right you receive at the Subscription Price of $[______] per share.

    - If you fully exercise the Subscription Rights issued to you, you may subscribe for additional shares through the Oversubscription Privilege. If Subscription Rights holders subscribe to purchase more than a total of
      [            ] shares, shares purchased through the Oversubscription
      Privilege will be allocated, based upon the number of shares each holder subscribed for pursuant to the Basic Subscription Privilege, as more fully described in the prospectus. You will not receive fractional Subscription Rights, but Data Translation will round your number of Oversubscription Rights down to the nearest whole number.

    - The Rights Offering expires at 5:00 p.m., Eastern Daylight Time, on [June , 2001]. If you do not exercise your Subscription Rights before that time, they will expire and will have no monetary value.

    If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

    If you do not exercise your Subscription Rights and other stockholders do exercise their Subscription Rights, your ownership in Data Translation may be diluted. Please see page 6 of the prospectus for a discussion of dilution and other risk factors.

    If you have any questions concerning the Rights Offering, please feel free to contact Data Translation's Chief Financial Officer, Michael DiPoto, at 508-481-3700.

                                     Sincerely,

                                     By: ________________________
                                         Alfred A. Molinari
                                         Chief Executive Officer